YIT Corporation Stock exchange release February 1, 2018 at 08:35

YIT announces the Group’s new segment structure and reporting practice
This stock exchange release may not be published or distributed, in whole or in part, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa, Japan or any other country where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken, in addition to the requirements under Finnish law. For further information see “Important notice” below.
YIT announces the Group’s new segment structure and reporting practice

The Boards of Directors of YIT Corporation and Lemminkäinen Corporation decided yesterday to complete the merger of Lemminkäinen into YIT. The merger took effect today, February 1, 2018. Today, in its organisational meeting, YIT’s Board of Directors appointed the Group Management Team and decided on the reportable segments, changes to the Group’s reporting practices and the location of the head office.

As of February 1, 2018, YIT Corporation’s six reportable segments are as follows:

•	Housing Finland and CEE
•	Housing Russia
•	Business premises
•	Infrastructure projects
•	Paving
•	Partnership properties

The Housing Finland and CEE segment consists of YIT’s former Housing Finland and CEE segment and the Finnish residential construction business of Lemminkäinen’s Building Construction segment. The segment operates in Finland, the Czech Republic, Slovakia, Poland, Estonia, Latvia and Lithuania.  Executive Vice President Antti Inkilä is in charge of the segment.

The Housing Russia segment consists of YIT’s former Housing Russia segment and Lemminkäinen’s residential construction and property management business in Russia. Executive Vice President Teemu Helppolainen is in charge of the segment.

The Business premises segment consists of the business premises construction and project development businesses that were previously under YIT’s Business Premises and Infrastructure segment, along with the commercial construction, project development and commercial property and facilities management businesses of Lemminkäinen’s Building Construction segment. Executive Vice President Esa Neuvonen is in charge of the segment.

The Infrastructure projects segment consists of the Infra Services division of YIT’s Business Premises and Infrastructure segment, excluding the Maintenance unit, and Lemminkäinen’s Infra Projects segment.  The segment operates in Finland, Sweden, Norway, Estonia, Latvia and Lithuania. Executive Vice President Harri Kailasalo is in charge of the segment.

The Paving segment consists of Lemminkäinen’s Paving segment and YIT’s Maintenance unit. The Paving segment operates in Finland, Sweden, Norway, Denmark and Russia.  Executive Vice President Heikki Vuorenmaa is in charge of the segment.

The Partnership properties segment is responsible for financing the development phases of major development projects and the ownership and subsequent realisation of plots and developed properties at the right moment. Projects that are partially owned by YIT, such as the Mall of Tripla, Tietotie 6 and the Hamina–Vaalimaa E18 motorway project, will be reported under this segment. Executive Vice President Esa Neuvonen is also in charge of this segment.

Changes in the Group’s reporting practices

YIT’s Board of Directors confirmed the Group’s reporting principles. Going forward, YIT will report in accordance with IFRS principles in its Group reporting as well as its segment reporting.

Certain figures for the Housing Finland and CEE segment and the Housing Russia segment, such as their revenue and operating result, will also be reported under the percentage of completion (POC) principle in addition to IFRS reporting. According to the IFRS accounting principles, revenue from residential projects for consumer is recognised upon completion. Under the POC principle, revenue recognition is based on multiplying the percentage of completion by the percentage of sale. The Group has previously used POC reporting as its primary reporting principle and the Group’s previous financial targets, for example, were based on POC reporting.

YIT will publish pro forma financial information on the merged company for the financial year ended on December 31, 2017, taking the new segment structure and reporting practices into consideration, before the publication of the interim report for the first quarter of 2018.

Location of the Group’s head office

The Board of Directors has decided to centralise the Group’s office operations in the Helsinki metropolitan area to a single address. The head office of the merged company is located in the premises of YIT’s existing head office at Panuntie 11, 00620 Helsinki, Finland. Office functions will be centralised at this address as soon as possible. It is estimated that the process will be completed by the end of 2018.

For further information, please contact:

Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi
Ilkka Salonen, CFO, YIT Corporation, tel. +358 40 570 1313, ilkka.salonen@yit.fi

YIT CORPORATION
Hanna Jaakkola
Vice President, Investor Relations

Distribution: NASDAQ Helsinki, major media, www.yitgroup.com

YIT is the largest Finnish and significant North European construction company. We develop and build apartments, business premises and entire areas. We are also specialised in demanding infrastructure construction and paving.  Together with our customers our 10,000 professionals are creating more functional, more attractive and more sustainable cities and environments. We work in 11 countries: Finland, Russia, Scandinavia, the Baltic States, the Czech Republic, Slovakia and Poland. The new YIT was born when over 100-year-old YIT Corporation and Lemminkäinen Corporation merged on February 1, 2018. Our combined annual revenue for 2017 was nearly EUR 3.8 billion. YIT Corporation’s share is listed on Nasdaq Helsinki Oy. www.yitgroup.com

IMPORTANT NOTICE
The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.
No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither YIT nor Lemminkäinen, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of YIT, Lemminkäinen, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.
Notice to Shareholders in the United States
The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.
U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.
Notice to Shareholders in the United Kingdom
This release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order (for example as former shareholders in Lemminkäinen entitled to receive the merger consideration shares in YIT pursuant to the Finnish Companies Act (21.7.2006/624, as amended)),

(iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the merger consideration shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this release relates, are available only to relevant persons and will be engaged in only with relevant persons.
Notice to Shareholders in the European Economic Area
This release has been prepared on the basis that the offers of the merger consideration shares in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which were made prior to the Effective Date (as defined in the English language offering circular), and contemplated in the English language offering circular in Finland once the Finnish language merger prospectus had been approved by the competent authority in Finland (this was approved on 24 August 2017) and was published in accordance with the Prospectus Directive, and in respect of which YIT had consented in writing to the use of the English language offering circular, were made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the merger consideration shares. Accordingly any person who made or intended to make an offer in that Member State of the merger consideration shares which were the subject of the offer contemplated in the English language offering circular, other than the Permitted Public Offers, could only do so in circumstances in which no obligation arose for YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. YIT did not authorise, nor does it authorise, the making of any offer (other than Permitted Public Offers) of the merger consideration shares in circumstances in which an obligation arises for YIT to publish or supplement a prospectus for such offer.
In relation to each Member State of the EEA, with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of the merger consideration shares which were the subject of the offering contemplated by the English language offering circular to the public in that Member State, except that, with effect from and including the Relevant Implementation Date, an offer of such merger consideration shares was made to the public in that Member State:
a)       to any legal entity which is a qualified investor as defined in the Prospectus Directive;
b)       to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of YIT for any such offer; or
c)       in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no offer of the merger consideration shares was made which would require YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

The expression an offer of the merger consideration shares to the public in relation to any merger consideration shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the merger consideration shares to be offered so as to enable an investor to decide to purchase or subscribe to the merger consideration shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.
In Finland, this release does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive. Any purchase of the merger consideration shares pursuant to the Permitted Public Offer should only be made on the basis of the information contained in the formal prospectus in connection with the merger (the “Prospectus”) and any supplement or amendment thereto. The Prospectus relating to the Permitted Public Offer contains detailed information about YIT and its management, as well as financial statements and other financial data. The Prospectus is available at ww.yitgroup.com/en/investors/merger.
The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the EEA Member State concerned.